Boyar Value Fund, Inc.

April 23, 2010

Via Email Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Mr. Christian Sando

Re:

Boyar Value Fund, Inc. (the “Registrant”);
SEC File Nos. 333-29253; 811-08253

Dear Mr. Sando:

This letter responds to comments provided by you as a member of the staff of the U.S. Securities and Exchange Commission (the “Commission”) on April 13, 2010 to Leonard A. Pierce, Esq. and David C. Heaton, Esq. of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Registrant, concerning Post-Effective Amendment No. 14 under the Securities Act of 1933 (Amendment No. 16 under the Investment Company Act of 1940 (the “1940 Act”)) to the Registrant’s registration statement on Form N-1A that the Registrant filed with the Commission on March 26, 2010 (the “Amendment”).

Your comments have been summarized below, each of which is followed by the Registrant’s response.

Comment 1

As set forth in the General Instructions to Form N-1A, the Registrant may not include information that is not specifically permitted or required by Items 2-8.  Delete footnote (a) to the Fee Table and include the disclosure relating to the $10 transaction fee as a parenthetical in the Fee Table.

Response 1

Accepted.  The referenced footnote will be deleted and the information relating to the $10 transaction fee will be added as a parenthetical to the Fee Table.

Comment 2

Delete footnote (b) of the Fee Table.

Response 2

Accepted.  Footnote (b) will be deleted.

Comment 3

In footnote (c) of the Fee Table, delete the phrase “Pursuant to a written contract,”.

Response 3

Accepted.  The referenced language in footnote (c) of the Fee Table will be deleted.

Comment 4

Will footnote (2) of the Average Annual Total Returns Table be applicable to the Registrant?  If footnote (2) is not applicable, please delete.

Response 4

Footnote (2) of the Average Annual Total Returns Table is not applicable for the period shown.  Footnote (2) will be deleted.

Comment 5

Remove footnote (3) to the Average Annual Total Return Table and included the information as regular text after the table.  Also, delete the disclosure relating to the Russell 2000 Index and enhance the disclosure relating to why the S&P 500 is included in the Table.

Response 5

Accepted.  Footnote (3) to the Average Annual Total Return Table will be deleted.  The following text, “This table illustrates total returns from a hypothetical investment in the Fund. These returns are compared to the indexes for the same periods.” will be deleted and replaced with the following:

“This table illustrates total returns from a hypothetical investment in the Fund.  These returns are compared to the Russell 2000 Index and the S&P 500 Index for the same periods.  The S&P 500 Index is included to allow an investor to compare the Fund’s returns against an unmanaged capitalization weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of the 500 stocks representing all major industries.  The performance of the indices includes reinvestment of dividends and capital gains, however, it does not include any expenses or a deduction for federal income Taxes.  A shareholder cannot invest directly in an index.”

Comment 6

(a)

In section captioned “Management of the Fund,” move the subsection “Manager” below the subsection “Portfolio Manager.”

(b)

In the subsection captioned “Manager” provide additional disclosure clarifying the Manager’s limited role with respect to the Fund.

Response 6

(a)

Accepted.  The subsection captioned “Manager” will be moved below the subsection captioned “Portfolio Manager.”

(b)

Accepted.  The following sentence will be added after the first sentence in the subsection captioned “Manager:”

“The Manager’s role with respect to the management of the Fund’s investment portfolio is limited to the selection of the Adviser and the review of all purchases and sales of portfolio instruments made by the Fund to assess compliance with its stated investment objective and policies.  The Manager does not exercise investment discretion with respect to the management of the Fund’s investment portfolio.”

Comment 7

Delete the following disclosure in the “Portfolio Manager” description included in the section captioned “Portfolio Manager:”

“and is primarily responsible for the day-to-day management of the Fund's portfolio.”

Response 7

Accepted.  The requested disclosure will be deleted.

Comment 8

Delete the second, third and fourth sentences in the section captioned “Purchase and Sale of Fund Shares.”

Response 8

Accepted.  The requested disclosure will be deleted.

Comment 9

Delete the language in the section captioned “Tax Information” and replace it with the following:

“The Fund intends to make distributions that may be taxed as ordinary income or capital gains.”

Response 9

Accepted.  The requested change will be made.

Comment 10

Does the Fund invest in foreign securities?  If so, add a risk factor relating to foreign securities.

Response 10

The Fund does not currently hold foreign securities but may invest in foreign securities.  A risk factor relating to investing in foreign securities will be added to the section captioned “Principal Risk of Investing in the Fund.”

Comment 11

Revise the third sentence of paragraph three in the section captioned “Principal Investment Strategies of the Fund,” as the use of the phrase “allows compounding to work” is confusing.

Response 11

Accepted.  The referenced sentence will be deleted and replaced with the following sentence:

“Holding the equity of good companies purchased at bargain prices provides the opportunity for appreciation without the return-eroding effects of commissions and capital gains taxes.”

Comment 12

Confirm that the Fund does not use “enterprise value” in valuing the securities of a portfolio company for purpose of determining the Fund’s net asset value.

Response 12

Confirmed.  The Fund does not use the “enterprise value” of portfolio companies in determining the Fund’s net asset value.

Comment 13

As disclosed in the section captioned “Principal Investment Strategy of the Fund,” the Fund may invest in “preferred stocks or securities convertible into or exchangeable for common stocks.”  If the Fund does invest in preferred and convertible securities, add a corresponding risk factor; if not, delete the reference to “preferred stocks or securities convertible into or exchangeable for common stocks.”

Response 13

The Fund intends to use preferred and convertible securities as part of its investment strategy.  Risk factors applicable to convertible securities and preferred stocks will be added to the section captioned “Principal Risks of Investing in the Fund.”

Comment 14

In the last paragraph of the description of the Investment Adviser in the section captioned “Management of the Fund,” change the date to December 31, 2009.

Response 14

Accepted.

Comment 15

On the back cover of the Prospectus, disclose that an investor may obtain a copy of the Fund’s Statement of Additional Information and the Semi- and Annual Reports on the Fund’s website.

Response 15

Accepted.

Comment 16

In the last paragraph of the section captioned “Investment Limitations” in the Fund’s Statement of Additional Information, change the cross reference from “No. 1” to “No. 2.”

Response 16

Accepted.

Comment 17

Please include in the Registrant’s Statement of Additional Information (“SAI”) disclosure in response to the recent fund governance amendments to Item 17 of Form N-1A.

Response 17

Below is the Registrant’s proposed disclosure in response to Item 17 of Form N-1A that will be included in its SAI that is part of its next amendment to its registration statement:

Board Structure.  The Board is comprised of four Directors, three of whom (75%) are not “interested persons” (as that term is defined in the 1940 Act) of the Fund (the “Independent Directors”).  The Board appointed Mr. Boyar (an interested Director) as its Chairman.  The Board has established two standing committees: the Audit Committee and the Nominating Committee.  Each such committee is chaired by, and composed entirely of, Independent Directors. See the discussion above for a further description of the composition, duties and responsibilities of these committees.  The Board has not established the position of “Lead Independent Director.”

The Directors and the members of the Board’s committees annually evaluate the performance of the Board and the committees, which evaluation includes considering the effectiveness of the Board’s committee structure.  The Board believes that their leadership structure, including an interested Director as the Chairman, is appropriate in light of the asset size of the Fund and the nature of the Fund’s business, and is consistent with industry practices for similar funds. In particular, the Board believes that having a super-majority of Independent Directors is appropriate and in the best interests of Fund shareholders.  The Board, including the Independent Directors, believe the existing structure enables them to exercise effective oversight over the Fund and its operations and to access the expertise and views of the Adviser, the Manager and the Distributor.

Risk Oversight.  As part of their responsibilities for oversight of the Fund, the Board oversees risk management of the Fund’s investment program and business affairs.  Day-to-day risk management functions are subsumed within the responsibilities of the Adviser, the Manager, the Fund’s administrator, and other service providers (depending on the nature of the risk).  The Fund is subject to a number of risks, including investment, compliance, valuation and operational risks.  The Board interacts with and reviews reports from the Adviser, the Manager, the independent registered public accounting firm for the Fund and the Fund’s administrator regarding risks faced by the Fund and the service providers’ risk functions.

The Board performs its oversight responsibilities as part of its Board and committee activities.  The Board has delegated to the Audit Committee oversight responsibility of the integrity of the Fund’s financial statements, the Fund’s compliance with legal and regulatory requirements as they relate to the financial statements, the independent registered public accounting firm’s qualifications and independence, the Fund’s internal controls over financial reporting, the Fund’s disclosure controls and procedures and the Fund’s code of business conduct and ethics pursuant to the Sarbanes-Oxley Act of 2002.  The Audit Committee reports areas of concern, if any, to the Board for discussion and action.

The Board, including the Independent Directors, has approved the Fund’s compliance program and appointed the Fund’s Chief Compliance Officer, who is responsible for testing the compliance procedures of the Fund and certain of its service providers.  Senior management and the Chief Compliance Officer report at least quarterly to the Board regarding compliance matters relating to the Fund, and the Chief Compliance Officer annually assesses (and reports to the Board regarding) the operation of the Fund’s compliance program.  The Independent Directors meet at least quarterly with the Chief Compliance Officer, which meeting is generally outside the presence of management.  The Independent Directors have not engaged independent legal counsel in light of their current needs and the asset size of the Fund.  In developing the Board’s leadership structure, the Board considered their role in overseeing risk management.

Qualifications of Directors and Nominees.  The Board believes that each Director’s experience, qualifications, attributes or skills on an individual basis and in combination with those of the other Directors lead to the conclusion that each Director should serve in such capacity.  Among other attributes common to all Directors are their ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the Adviser, the Manager, the Distributor, other service providers, counsel and the independent registered public accounting firm, and to exercise effective business judgment in the performance of their duties.  A Director’s ability to perform his or her duties effectively may have been attained through his or her educational background or professional training; business or consulting positions; experience from service as a Director of the Fund, or in various roles at public companies, private entities or other organizations; and/or other life experiences.  In addition to these shared characteristics, set forth below is a brief discussion of the specific experience, qualifications, attributes or skills of each Director that further support the conclusion that each person is qualified to serve as a Director.

Mr. Boyar has served as Director on the Board since inception.  His relevant experience includes being the Fund’s portfolio manager since inception and President of the Adviser and Mark Boyar & Company, Inc., a registered broker-dealer.

Mr. Petschek has served as Director on the Board since inception.  His relevant experience includes serving as the managing member of an investment adviser, as a Vice President of two investment management firms and as a member of boards of private companies.

Mr. Alpert has served as Director on the Board since inception.  His relevant experience includes serving as the president of an oil company and serving on the board of a public diversified manufacturing company.

Mr. Finkelstein has served as Director on the Board since inception.  His relevant experience includes serving as president of a real estate development firm.

Comment 18

Please commit to filing this response letter as a correspondence through the EDGAR system.

Response 18

The Registrant will cause this response letter to be filed through the EDGAR system.

* * * * *

The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the registration statement filing that is the subject of this letter.  The Registrant acknowledges that Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.  The Registrant further acknowledges that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact Leonard A. Pierce, Esq. at (617) 526-6440 or David C. Heaton, Esq. at (617) 526-6365.

Very truly yours,

Emile Molineaux

cc:  Leonard A. Pierce, Esq.
       David C. Heaton, Esq.